UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 4)*

EDAC TECHNOLOGIES CORPORATION
(Name of Issuer)

COMMON STOCK, $0.0025 PAR VALUE PER SHARE
(Title of Class of Securities)

279285100
(CUSIP Number)

Dominick A. Pagano President and Chief Executive Officer EDAC Technologies Corporation 1806 New Britain Avenue, Farmington, Connecticut 06032 (860) 677-2603
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

OCTOBER 1, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON Dominick A. Pagano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 920,418
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 920,418
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14		TYPE OF REPORTING PERSON IN

This Amendment No. 4 (the “Fourth Amendment”) amends the initial statement on Schedule 13D ("Schedule 13D") filed by Dominick A. Pagano on November 21, 2008, the First Amendment filed by Dominick A. Pagano on October 6, 2009, the Second Amendment filed by Dominick A. Pagano on October 5, 2010 and the Third Amendment filed by Dominick A. Pagano on October 3, 2011 with respect to the common stock, par value $0.0025 per share (the "Common Stock"), of EDAC Technologies Corporation, a Wisconsin corporation (the "Issuer").  The purpose of this Fourth Amendment is to report a change in the number of shares of Common Stock beneficially owned by Mr. Pagano.

ITEM 5.	Interest in Securities of the Issuer.

The information in Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b).

Based upon information contained in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2012, the ownership percentages contained herein assume that there are 5,247,691 shares of Common Stock outstanding as of August 2, 2012.

Mr. Pagano beneficially owns an aggregate of 920,418 shares of Common Stock, which includes options to acquire 421,667 shares of Common Stock, of which 83,333 will vest within 60 days, on November 30, 2012.  Mr. Pagano’s current beneficial ownership represents 17.5% of the total number of shares of Common Stock outstanding. Mr. Pagano exercises sole voting and dispositive power with respect to such shares of Common Stock.

(c). Not applicable.

(d). Not applicable.

(e). Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Item 6 of Schedule 13D is hereby amended and restated in its entirety as follows:

As an officer and director of the Issuer, Mr. Pagano is eligible to participate in the Issuer’s 2000 Employee Stock Option Plan, 2000-B Employee Stock Option Plan, 2008 Equity Incentive Plan, and 2011 Equity Incentive  Plan (collectively, the “Plans”).  As of the date of this Schedule 13D, Mr. Pagano has 451,667 outstanding stock options and 35,000 restricted shares that were granted to him pursuant to the Plans.  The stock options generally have an exercise price equal to the closing price of the Issuer’s Common Stock on the date of the applicable grant, except that 50,000 stock options granted in December 2008, 46,000 stock options granted in December 2009 and 15,000 stock options granted in August 2011 have an exercise price equal to 1.1 times the closing price of the Issuer’s Common Stock on the date of the applicable grant because the options were incentive stock options and at that time Mr. Pagano owned more than 10% of the outstanding shares of Common Stock of the Issuer.  The stock options generally have a five year term from the applicable grant date, and are generally exercisable 1/3 after 1 year, 2/3 after 2 years and are fully exercisable after 3 years from the date of the applicable grant.  The restricted shares are vested 1/3 after 1 year, 2/3 after 2 years and are fully vested after 3 years from the date of the applicable grant.  The restricted shares have no voting rights until they vest.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 2, 2012

/s/ Dominick A. Pagano
Dominick A. Pagano